Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 18, 2020, Athene Holding Ltd. (“we,” “us,” “our” or “the Company”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Class A common shares, par value $0.001 per Class A common share (our “Class A Common Shares”); (2) our depositary shares, each representing a 1/1,000th interest in a 6.35% fixed-to-floating rate perpetual non-cumulative preference share, series A, par value $1.00 and liquidation preference $25,000 per series A preference share (our “Series A Preference Shares”); and (3) our depositary shares, each representing a 1/1,000th interest in a 5.625% fixed rate perpetual non-cumulative preference share, series B, par value $1.00 and liquidation preference $25,000 per series A preference share (our “Series B Preference Shares” and together with our Series A Preference Shares, our “Preference Shares”).
As of February 18, 2020, our authorized share capital consists of 425,000,000 Class A Common Shares, 325,000,000 Class B common shares, par value $0.001 per Class B common share (our “Class B Common Shares”), 7,109,560 Class M-1 common shares, par value $0.001 per Class M-1 common share (our “Class M-1 Common Shares”), 5,000,000 Class M-2 common shares, par value $0.001 per Class M-2 common share (our “Class M-2 Common Shares”), 7,500,000 Class M-3 common shares, par value $0.001 per Class M-3 common share (our “Class M-3 Common Shares”), 7,500,000 Class M-4 common shares, par value $0.001 per Class M-4 common share (our “Class M-4 Common Shares” and together with our Class M-1 Common Shares, Class M-2 Common Shares and Class M-3 Common Shares, our “Class M Common Shares” and our Class M Common Shares together with our Class A Common Shares and our Class B Common Shares, our “Common Shares”), 34,500 Series A Preference Shares, 13,800 Series B Preference Shares and 149,951,700 undesignated and unissued shares.
Description of Our Common Shares
The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Memorandum of Association and Twelfth Amended and Restated Bye-laws, effective June 4, 2019 (our “Bye-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, to applicable Bermuda law and to the listing rules of the New York Stock Exchange (the “NYSE”).
General
Pursuant to our Bye-laws, subject to the applicable listing rules of the NYSE and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued Common Shares. Our Common Shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. All outstanding Common Shares are fully paid and non-assessable.
Class A Common Shares and Class B Common Shares are voting Common Shares and Class M Common Shares are non-voting incentive compensation shares which, upon the satisfaction of certain conditions, may be converted into Class A Common Shares.
While our Class A Common Shares and Class B Common Shares are economically equivalent-the dollar value of one Class A Common Share is equivalent to the dollar value of one Class B Common Share-they differ in terms of voting power. The Class A Common Shares currently account for 55% of the aggregate voting power of our equity securities, subject to adjustment as described under “-Voting Rights-Class A Common Shares-Voting Restrictions of Class A Common Shares” below. The voting Class A Common Shares are currently owned by persons that are not members of the Apollo Group, including certain members of our management. The Class B Common Shares currently account for the remaining 45% of the aggregate voting power of our equity securities, subject to adjustment as described under “-Voting Rights-Class B Common Shares” below. The Class B Common Shares are held by members of the Apollo Group, and accordingly, the Apollo Group beneficially owns or exercises voting control over the Class B Common Shares. The “Apollo Group” consists of (1) Apollo Global Management, Inc. (“AGM”), (2) AAA Guarantor - Athene, L.P., (3) any investment fund or other collective investment vehicle whose general partner or managing member is owned, directly or indirectly, by AGM or one or more of AGM’s subsidiaries, (4) BRH Holdings GP, Ltd. and its shareholders and (5) any executive officer of AGM whom AGM designates, in written notice delivered to us, as a member of the Apollo Group for purposes of the Bye-laws and (6) any affiliate of any of the foregoing (except that for purposes of this definition, we, our subsidiaries, our employees, the employees of our subsidiaries and the employees of Apollo Insurance Solutions Group LLC (“ISG”) are not members of the Apollo Group).
Our Class A Common Shares may be subject to a cap of the voting power attributable to such shares or may be deemed to be non-voting depending upon whether a holder of such shares is subject to the restrictions set forth in our Bye-laws described below under “-Voting Rights-Class A Common Shares-Voting Restrictions of Class A Common Shares.” These restrictions are applicable to certain holders only and such Class A Common Shares are not subject to such restrictions to the extent that our Class A Common Shares are held by persons not subject to such restrictions.
The holders of our Class B Common Shares, by a vote of the majority of our Class B Common Shares, may at any time and from time to time elect to reduce the percentage of our total voting power represented by our Class B Common Shares (and correspondingly increase the percentage of our total voting power represented by our Class A Common Shares, so that our total voting power remains equal to 100%). Should the holders of our Class B Common Shares elect to reduce the percentage of our total voting power represented by our Class B Common Shares, such holders, at their sole discretion, may at the time of election stipulate that the election is irrevocable by such holders.

Exhibit 4.6

A holder of vested Class M Common Shares may elect to exchange any or all of such shares for an equivalent number of Class A Common Shares upon payment to us (in cash or in shares at the election of the holder of Class M Common Shares) of an amount equal to the product of (a) the number of vested Class M Common Shares that are being exchanged and (b) the applicable conversion price, less the per share dividends and other distributions, if any, that we previously paid in respect of the Class A Common Shares from and after the issuance of the applicable Class M common shares.
On October 27, 2019 we entered into a transaction agreement (the “Transaction Agreement”) with AGM and certain affiliates of AGM that comprise the Apollo Operating Group (collectively, the “AOG”), pursuant to which, among other things, (i) we agreed to sell 35,534,942 new Class A Common Shares to the AOG for 29,154,159 new AOG units valued at approximately $1.2 billion (based on the closing market price of AGM’s Class A common shares on October 25, 2019 and representing a 2.3% premium to the closing price of our Class A Common Shares on October 25, 2019), (ii) $350 million in cash (collectively, (i) and (ii), “Share Issuance”), (iii) we agreed to grant AGM the right to purchase additional Class A Common Shares from the closing date of the Share Issuance (the “Closing Date”) until 180 days thereafter to the extent AOG and certain affiliates, employees and consultants of AGM do not beneficially own at least 35% of the issued and outstanding Class A Common Shares (inclusive of Class A Common Shares over which any such persons have a valid proxy), on a fully diluted basis, in a number to achieve such 35% ownership level at a price based on the weighted average price during the 30 days prior to the exercise of the purchase right, (iv) Apollo Management Holdings, L.P. (“AMH”) will have the right to purchase up to that number of Class A Common Shares that would increase by 5 percentage points the percentage of issued and outstanding Class A Common Shares beneficially owned by the AOG and certain affiliates, employees and consultants of AGM (inclusive of Class A Common Shares over which any such persons have a valid proxy), calculated on a fully diluted basis, and (v) we will make certain amendments to our bye-laws to, among other things, eliminate our current multi-class share structure (the “Multi-Class Share Elimination”). In connection with the Multi-Class Share Elimination, (i) all of the Class B Common Shares will be converted into an equal number of Class A Common Shares on a one-for-one basis and (ii) all of the Class M Common Shares, including those that will vest on the Closing Date, will be converted into a combination of Class A Common Shares and warrants to purchase Class A Common Shares. The proposed transaction, including the proposed amendments to our bye-laws related thereto, was approved at a special general meeting of our shareholders on February 12, 2020.
The proposed transaction is subject to customary closing conditions, including the receipt of all necessary regulatory and governmental approvals and certain other closing conditions. Subject to certain assumptions, including those regarding the volume of share repurchases and the prices at which those repurchases occur, and taking into consideration certain voting proxies, AGM and certain of its related parties and employees are expected to control equity interests approximating 35% of our voting power and economic interest as compared to the 45% voting power and approximately 17% economic interest that AGM and certain of its related parties and employees hold today.
Dividends
Our board of directors may, subject to Bermuda law and our Bye-laws, declare a dividend on our Common Shares to be paid (in cash or wholly or partly in kind) to shareholders of record on a record date set by our board of directors. Our board of directors may declare and pay a dividend on one or more classes of shares to the extent one or more classes of shares ranks senior to or has a priority over another class of shares. No unpaid dividend will bear any interest. Notwithstanding the foregoing, so long as any Preference Shares remain outstanding, no dividend may be paid or declared on our Common Shares, other than a dividend payable solely in our Common Shares, unless the full dividend for the last completed dividend period on all outstanding Preference Shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside).
We do not currently pay dividends on our Common Shares and we currently intend to retain all available funds and any future earnings attributable to our Common Shares for use in the operation of our business. We may, however, pay cash dividends on our Common Shares in the future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. Our ability to pay dividends on our Common Shares is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries.
Furthermore, we are a holding company and have no direct operations. All of our business operations are conducted through our subsidiaries. Any dividends we pay will depend upon our funds legally available for distribution, including dividends from our subsidiaries. Our U.S. insurance subsidiaries are highly regulated and are required to comply with various conditions before they are able to pay dividends or make distributions to us. In addition, any dividends payable to us by our U.S. insurance subsidiaries, if permitted, may be subject to a 30% withholding tax.
Voting Rights
The total voting power of our Common Shares, as referred to in our Bye-laws, means the total votes attributable to all of our shares issued and outstanding. The voting rights associated with our Class A Common Shares is in part dependent upon the voting rights associated with our Class B Common Shares. A description of the voting rights associated with our Class A Common Shares and our Class B Common Shares is set forth below.

Exhibit 4.6

General
Our Bye-laws restrict all holders of all classes of our shares from owning, directly or indirectly, an amount of our outstanding capital stock such that any one holder that is a “United States person” (as defined in Section 957(c) of the Code) would possess 50% or more of either the total voting power or total value of our shares outstanding, including any securities exchangeable for our capital stock and all options, warrants, contractual and other rights to purchase our capital stock (“Equity Securities”). Our Bye-laws also prohibit any holder of any class of our shares from transferring any such shares if, after giving effect to such transfer, 19.9% or greater of the total voting power or the total value of our outstanding shares or Equity Securities would be owned, directly or indirectly, by either (i) U.S. shareholders (as defined in Section 953(c) of the Code) who are insured or reinsured by us or any of our subsidiaries or ceding companies or (ii) any person who is related to any such person. In the event any holder of our shares or Equity Securities is in violation of these restrictions, our board of directors may require such holder to sell or allow us to repurchase some or all of such holder’s shares or Equity Securities at fair market value, as the board of directors and such holder agree in good faith, or to take any reasonable action that the board of directors deems appropriate.
Class A Common Shares
The Bye-laws generally provide that shareholders are entitled to vote, on a non-cumulative basis, at all annual general and special meetings of shareholders with respect to matters on which Class A Common Shares are eligible to vote. The Class A Common Shares collectively represent 55% of the total voting power of all of the Common Shares, subject to certain voting restrictions and adjustments described below. This allocation of 55% of the total voting power to the Class A Common Shares applies regardless of the number of Class A Common Shares that may be issued and outstanding.
In general, the Bye-laws provide that the board of directors may determine that certain shares shall carry no voting rights or shall have reduced voting rights to the extent that our board of directors reasonably determines that it is necessary to avoid any adverse tax, legal or regulatory consequences to (i) us or any of our affiliates or (ii) upon the request of certain shareholders, to avoid adverse tax, legal or regulatory consequences to such shareholder or any of its affiliates or direct or indirect owners. In addition, the board of directors has the authority under the Bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be adjusted pursuant to the Bye-laws.
Voting Restrictions of Class A Common Shares
The Bye-laws also include several specific restrictions and adjustments to the voting power of the Class A Common Shares. If a holder is subject to the restrictions described below, their Class A Common Shares may be deemed to be non-voting or the voting power attributable to such Class A Common Shares may be reduced. Such restrictions depend on the identity and characteristics of the holder of the shares as of the date in question; for example, Class A Common Shares that are deemed non-voting at one general meeting may, as a result of a subsequent transfer to a different holder, be entitled to vote at a later general meeting. The Class A Common Share restrictions are as follows:

·
Class A Common Shares shall be deemed non-voting if the holder of such shares (or any person related to the holder within the meaning of Section 953(c) of the Code or to whom the ownership of such holder’s shares is attributed under Section 958 of the Code, each, a “Tax-Attributed Affiliate”) (1) owns, directly, indirectly or constructively, Class B Common Shares, (2) owns, directly, indirectly or constructively, an equity interest in AGM or AP Alternative Assets, L.P. or (3) is a member of the Apollo Group at which time any member of the Apollo Group holds Class B Common Shares.

·
The voting power of those Class A Common Shares that are entitled to vote shall be adjusted so that no shareholder or Tax-Attributed Affiliate (other than a member of the Apollo Group and its affiliates) holds more than 9.9% of the total voting power of Common Shares. This limitation is intended to reduce the likelihood that we or any of our subsidiaries domiciled outside of the United States will be treated as a controlled foreign corporation in any taxable year (other than for purposes of taking into account related person insurance income).

·	The aggregate votes conferred by the Class A Common Shares held by employees of the Apollo Group may constitute collectively no more than 3% of our total voting power.
The amount of any reduction in voting power that occurs by operation of the adjustments described above will generally be allocated proportionately among all other Class A Common Shares entitled to vote. If such reallocation in turn triggers the adjustments described above, the adjustments will be applied serially until additional adjustments are no longer necessary.
Any of the foregoing adjustments are likely to result in a Class A Common Share having voting rights in excess of its pro rata share of the voting power of our Class A Common Shares. Therefore, a shareholder’s voting rights may increase above 5% of the aggregate voting power of the outstanding Common Shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act.
Following the consummation of the proposed transaction with Apollo, we expect the Class A Common Shares to represent 100% of our total voting power.
Class B Common Shares
The Class B Common Shares represent, in aggregate, 45% of the total voting power of the Common Shares, subject to certain adjustments, that are described below and in our Bye-laws. Generally, only members of the Apollo Group may own Class B Common Shares. Our Bye-laws provide that the voting power of the Class B Common Shares is allocated on a pro rata basis among all holders of Class B Common

Exhibit 4.6

Shares, provided that if certain conditions are met (described in detail in Bye-law 4.2(b)(iii) and defined therein as a “Class B Adjustment Condition”) then the voting power of Class B Common Shares shall be adjusted as follows:

(1)
First, the voting power of the Class B Common Shares directly held by the shareholder(s) (i) with the highest Relative Class B Ownership Percentage (as defined in the Bye-laws) as of such time and (ii) whose Class B Common Shares have voting power as of such time (the “Adjustment Shareholder(s)”) that are attributable to the Smallest Class B 9.9% U.S. Person (as defined in the Bye-laws) shall be reduced (but not below zero) until the Class B Adjustment Condition is no longer met or such Smallest Class B 9.9% U.S. Person is no longer a Class B 9.9% U.S. Person (taking into account any reallocation of voting power pursuant to clause (2) below), whichever requires the smallest reduction in voting power;

(2)	Second, the aggregate voting power reduced in clause (1) above shall be reallocated pro rata among the Class B Common Shares directly held by all other shareholders;

(3)
Third, the adjustments described in clause (1) above and the reallocation described in clause (2) above shall be reapplied serially to the next Smallest Class B 9.9% U.S. Person until the Class B Adjustment Condition is no longer met; and

(4)	Any excess voting power that cannot be reallocated pursuant to clauses (1), (2) and (3) above shall be transferred pursuant to the Bye-laws, and thereafter clause (3) above shall not apply.
Pursuant to the Bye-laws, the pro rata reallocation of voting power of the Class B Common Shares provided for above shall not be permitted to the extent such reallocation would cause (i) a U.S. Person to become a Class B 9.9% U.S. Person (determined after such reallocation) or (ii) the Voting Ratio (as defined below) with respect to any Class B Common Share to be greater than 15. Any voting power that cannot be reallocated on a pro rata basis among all of the Class B Common Shares directly held by all other shareholders due to the reallocation discussed above shall nonetheless be reallocated to such shares to the maximum extent possible without violating the limitations described herein. “Voting Ratio” means, with respect to any of our shares, a fraction (i) the numerator of which is the percentage of the total voting power represented by such share and (ii) the denominator of which is a fraction (expressed as a percentage) (a) the numerator of which is the value of that share and (b) the denominator of which is the total value of all of our outstanding shares.
If the adjustments described above have been made but there still exists a Class B Adjustment Condition, then the voting power attributable to the Class B Common Shares shall be reduced (and the voting power of the Class A Common Shares correspondingly increased) until such Class B Adjustment Condition is no longer met, unless all Affected Class B Shareholders (as defined in the Bye-laws) agree otherwise. A transfer of voting power from the Class B Common Shares to the Class A Common Shares as described above could result in a holder of Class A Common Shares having voting rights in excess of its pro rata share of the voting power of the Class A Common Shares that it otherwise would have had.
Following the consummation of the proposed transaction with Apollo, the Class B Common Shares will be converted into Class A Common Shares.
Rights upon Liquidation
In the event of our liquidation, dissolution or winding up, holders of Class A Common Shares, Class B Common Shares and Class M Common Shares are entitled to share in the assets remaining after payment of liabilities and the liquidation preferences of our Series A Preference Shares and Series B Preference Shares, with the holders of Class A Common Shares, Class B Common Shares and vested Class M Common Shares (to the extent that an amount equal to the applicable conversion price associated with the relevant class of Class M Common Shares has been received by holders of the Class A Common Shares and Class B Common Shares) entitled to preferential distributions as set forth in our Bye-laws.
Certain Bye-law Provisions
Certain provisions of our Bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that holders of our Class A Common Shares might consider in their best interest, including an attempt that might result in such holders’ receipt of a premium over the market price of their shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms. See “-Voting Rights.”
Classified Board of Directors
In accordance with the terms of our Bye-laws, our board of directors is classified into three classes of directors, with directors of each class serving staggered three-year terms. Directors have been apportioned to each class so as to maintain the number of directors in each class as nearly equal as possible.
Our Common Shares do not have cumulative voting rights.
Removal of Directors
Our Bye-laws provide that a director may only be removed for cause by a majority of our board of directors or shareholders holding a majority of the total voting power of our Common Shares at any general meeting.

Exhibit 4.6

Shareholder Action by Written Consent
Subject to certain exceptions, our Bye-laws provide that shareholder action may be taken by written resolution, if such resolution is signed by or on behalf of, more than 55% of the total voting power of our Common Shares.
Shareholder Advance Notice Procedures
Our Bye-laws establish advance notice procedures for shareholders to bring business before or to nominate directors at an annual meeting of our shareholders. Our Bye-laws provide that any shareholder wishing to bring such business before or to nominate directors at an annual meeting must be a shareholder of record (1) meeting the minimum requirements set forth for eligible shareholders to submit shareholder proposals under Rule 14a-8 of the Exchange Act (a “minimum shareholder”), at the time of giving of notice and at the time of the meeting, (2) entitled to vote at the meeting and (3) who complies with the notice procedures set forth below. These requirements may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. In addition, we expect that these provisions, insofar as they relate to the nomination of directors, may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
To be timely, the shareholder’s notice to bring business before or to nominate directors at an annual meeting must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or after such anniversary date, we must receive the notice not later than the later of (1) the close of business 90 days prior to the date of such annual meeting or (2) if the first public announcement of the date of such advanced or delayed annual meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the general meeting.
The notice must include the following information:

·	the name and address of the shareholder who intends to make the nomination and either the name and address of the person or persons to be nominated or the nature of the business to be proposed;

·
the class and number of equity securities directly or indirectly owned by such shareholder or its affiliates and a description of any agreement, arrangement or understanding to which such shareholder is a party as of the date of such notice with respect to any equity securities or that has the effect or intent of mitigating loss to, managing the potential risk or benefit of share price changes for, or increasing or decreasing the voting power of such shareholder or its affiliates with respect to such equity securities;

·
a representation that the shareholder is a shareholder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

·
if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made or business is to be proposed by the shareholder;

·
a representation whether the shareholder intends, or is part of a “group” (as defined in Rule 13d-5 of the Exchange Act) that intends, to deliver a proxy statement and/or form of proxy statement to holders of at least the percentage of Common Shares required to approve or adopt the proposal and/or to otherwise solicit proxies from other shareholders in support of such proposal;

·
such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed under the U.S. Security and Exchange Commission’s proxy rules if the nominee had been nominated or intended to be nominated, or the matter that had been proposed, or intended to be proposed by the board of directors;

·	if applicable, the consent of each nominee to serve as a director if elected; and

·	such other information that the board of directors may request in its discretion.
Notwithstanding anything to the contrary, with respect to shareholder proposals, the notice requirements set forth in our Bye-laws will be deemed satisfied by a shareholder if such shareholder has submitted a proposal to us in compliance with Rule 14a-8 of the Exchange Act and such proposal has been included in a proxy statement that has been prepared by us (provided that the shareholder has provided the information specified above). In addition, no business may be brought by a shareholder except in accordance with the above, and unless otherwise required by the rules of the NYSE, if a shareholder intending to bring business before a general meeting does not provide the timely notifications contemplated above or appear in person or by proxy, such business will not be transacted.
Meetings of Shareholders
Our annual general meeting will be held each year at such place, date and time as determined by the board of directors. A special general meeting may be called upon the request of the Chairman, the Chief Executive Officer or a majority of the board of directors. Bermuda’s Companies Act 1981 (the “Companies Act”) requires that shareholders be given at least five business days’ notice of a meeting, excluding the date the notice is given and the date of the meeting. In addition, upon receiving a requisition from holders of at least 10% of total voting power of our Common Shares, the board of directors is required to convene a special general meeting. The presence in person or by proxy of holders of our Common Shares holding a majority of the voting power of the Company at such meeting constitutes a quorum for the transaction of business at a general meeting. Unless otherwise set forth in our Bye-laws, any matter before the shareholders shall be decided by the affirmative votes of a majority of the total voting power cast in accordance with our Bye-laws.

Exhibit 4.6

Market Listing
Our Class A Common Shares are listed on the NYSE under the symbol “ATH.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A Common Shares and Class B Common Shares is Computershare Limited.
Description of The Depositary Shares
The following description of the depositary shares representing an interest in the Series A Preference Shares (the “Series A Depositary Shares”) and the depositary shares representing an interest in the Series B Preference Shares (the “Series B Depositary Shares” and together with the Series A Depositary Shares, the “Depositary Shares”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the terms and provisions of the Deposit Agreements (as defined below), the forms of depositary receipts, which contain the terms and provisions of the Depositary Shares, the pertinent sections of our Bye-laws and the pertinent sections of the Certificates of Designations, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, and to applicable Bermuda law.
General
Each Depositary Share represents a 1/1,000th interest in a Preference Share and is evidenced by a depositary receipt. The underlying Preference Shares are deposited with the depositary pursuant to deposit agreements among us, Computershare Inc. and Computershare Trust Company, N.A., collectively, acting as depositary, and the holders from time to time of the depositary receipts (such agreements, the “Deposit Agreements”). Subject to the terms of the Deposit Agreements, each holder of a Depositary Share is entitled, through the depositary, in proportion to the applicable fraction of a Preference Share represented by such Depositary Share, to all the rights and preferences of the Preference Shares represented thereby (including any dividend, liquidation, redemption and voting rights). If the Preference Shares are exchanged for new securities pursuant to the provisions described under “Description of the Preference Shares-Substitution or Variation,” each Depositary Share will represent the same percentage interest in such new security, and will be evidenced by a depositary receipt.
Dividends and Other Distributions
Any dividend or other distribution (including upon our voluntary or involuntary liquidation, dissolution or winding-up) paid in respect of a Depositary Share will be in an amount equal to 1/1,000th of the dividend declared or distribution payable, as the case may be, on the underlying Preference Share. The depositary will distribute any cash dividends or other cash distributions received on each series of Preference Shares, including any additional amounts as described under “Description of the Preference Shares-Dividends-Payment of Additional Amounts,” to the record holders of the respective series of Depositary Shares in proportion to the number of Depositary Shares of such series held by each holder on the relevant record date. If we make a distribution on any series of Preference Shares other than in cash, the depositary will distribute any property received by it to the record holders of the respective series of Depositary Shares in proportion to the number of Depositary Shares of such series held by each holder, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds from the sale to the holders of the relevant series of Depositary Shares.
Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Preference Shares.
Subject to any obligation to pay additional amounts as described in “Description of the Preference Shares-Dividends-Payment of Additional Amounts,” the amount paid as dividends or otherwise distributable by the depositary with respect to the Depositary Shares or the underlying Preference Shares will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Depositary Shares or the Preference Shares until such taxes or other governmental charges are paid.
Withdrawal of Preference Shares
Unless the related Depositary Shares have been previously called for redemption, a holder of Depositary Shares may surrender his or her depositary receipts at the corporate trust office of the depositary, pay any taxes, charges and fees provided for in the applicable Deposit Agreement and comply with any other requirements of the applicable Deposit Agreement for the number of whole Preference Shares and any money or other property represented by such holder’s depositary receipts. A holder of Depositary Shares who exchanges such depositary receipts for Preference Shares will be entitled to receive whole Preference Shares on the basis set forth herein; partial Preference Shares will not be issued.
However, holders of whole Preference Shares will not be entitled to deposit those shares under the respective Deposit Agreement or to receive Depositary Shares for those shares after the withdrawal. If the Depositary Shares surrendered by the holder in connection with the withdrawal exceed the number of Depositary Shares that represent the number of whole Preference Shares to be withdrawn, the depositary will deliver to the holder at the same time new Depositary Shares evidencing the excess number of Depositary Shares.

Exhibit 4.6

Redemption of Depositary Shares
If the Preference Shares underlying the Depositary Shares are redeemed, in whole or in part, a corresponding number of the applicable series of Depositary Shares will be redeemed with the proceeds received by the depositary from the redemption of the related Preference Shares held by the depositary. The redemption price per Depositary Share will be equal to 1/1,000th of the applicable per share redemption price payable in respect of such Preference Shares.
Whenever we redeem Preference Shares of any series held by the depositary, the depositary will redeem, as of the same redemption date, the number of Depositary Shares representing an interest in the Preference Shares of such series so redeemed. If less than all of the outstanding Depositary Shares of a particular series are to be redeemed, the depositary will select the Depositary Shares of that series to be redeemed by lot or pro rata or in such other manner as may be determined by the depositary to be fair and equitable and provided that such methodology is consistent with any applicable stock exchange rules. The depositary will mail (or otherwise transmit by an authorized method) notice of redemption to holders of the depositary receipts not less than 30 days (with respect to Series A Depositary Shares) and 15 days (with respect to Series B Depositary Shares) and not more than 60 days prior to the date fixed for redemption of the Depositary Shares representing an interest in our Preference Shares.
Voting Rights
Holders of the Depositary Shares representing an interest in the Preference Shares will not have any voting rights, except for the limited voting rights described under “Description of the Preference Shares-Voting Rights.”
Because each Depositary Share represents a 1/1,000th interest in a Preference Share, holders of depositary receipts will be entitled to 1/1,000th of a vote per Preference Share under those limited circumstances in which holders of the Preference Shares are entitled to vote. Holders of the Depositary Shares must act through the depositary to exercise any voting rights in respect of the Preference Shares. Although each Depositary Share is entitled to 1/1,000th of a vote, the depositary can vote only whole Preference Shares. While the depositary will aggregate the fractional voting interests of individual holders of depository receipts to vote the maximum number of whole Preference Shares in accordance with the instructions it receives, any remaining votes of holders of Depositary Shares not representing a whole Preference Share will not be voted.
When the depositary receives notice of any meeting at which the holders of the Preference Shares are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice of meeting to the record holders of the Depositary Shares relating to the applicable Preference Shares. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Preference Shares, may instruct the depositary to vote the number of Preference Share votes represented by the holder’s Depositary Shares. To the extent practicable, the depositary will vote the number of Preference Share votes represented by Depositary Shares in accordance with the instructions it receives.
We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. To the extent that the depositary does not receive specific instructions from the holders of any Depositary Shares representing an interest in the applicable Preference Shares, it will not vote the number of the Preference Share votes represented by such Depositary Shares.
Preemptive and Conversion Rights
The holders of the Depositary Shares will not have any preemptive right to subscribe to any additional issue of our shares of any class or series or to any of our securities convertible into such shares and will not have the right to convert Depositary Shares representing an interest in Preference Shares into, or exchange Depositary Shares representing an interest in Preference Shares for, any of our other securities or property.
Amendment and Termination of the Deposit Agreement
The forms of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreements may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares or would be materially and adversely inconsistent with the rights of holders of Preference Shares will not be effective unless such amendment has been approved by the record holders of Depositary Shares representing at least the amount of the Depositary Shares then outstanding necessary to approve any amendment that would alter or abrogate the special rights of the applicable series of Preference Shares. We may terminate a Deposit Agreement with the consent of holders of a majority of then outstanding Depositary Shares of the applicable series. A Deposit Agreement will automatically terminate if all outstanding Depositary Shares of the applicable series have been redeemed or if there has been made a final distribution in respect of the applicable series of Preference Shares in connection with our liquidation, dissolution or winding-up, and such distribution has been made to the holders of the Depositary Shares of the applicable series.
Fees, Charges and Expenses of Depositary
We will pay all transfer and other taxes, assessments, and governmental charges arising solely from the existence of the depositary arrangements. Holders of depositary receipts will pay transfer and other taxes, assessments, and governmental charges and any other charges as are expressly provided in the applicable Deposit Agreement to be for their accounts. The depositary may refuse to effect any transfer of a depositary receipt or any withdrawals of Preference Shares evidenced by a depositary receipt until all taxes, assessments, and governmental charges with respect to the depositary receipt or Preference Shares are paid by their holders.

Exhibit 4.6

Resignation and Removal of Depositary
The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, with any resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to appoint a successor.
Miscellaneous
The depositary will forward to the holders of Depositary Shares all of our reports and communications which are delivered to the depositary and which we are required to furnish to the holders of Preference Shares.
Neither we nor the depositary will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the applicable Deposit Agreement. All of our obligations as well as the depositary’s obligations under the respective Deposit Agreement are limited to performance in good faith of our respective duties set forth in the applicable Deposit Agreement, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any Depositary Shares or Preference Shares unless provided with satisfactory indemnity. We, and the depositary, may rely upon written advice of counsel or accountants, or information provided by persons presenting Preference Shares for deposit, holders of Depositary Shares, or other persons believed to be competent and on documents believed to be genuine.
Listing of the Depositary Shares
Our Series A Depositary Shares are listed on the NYSE under the symbol “ATHPrA.”
Our Series B Depositary Shares are listed on the NYSE under the symbol “ATHPrB.”
Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent
Computershare Trust Company, N.A. is the transfer agent and registrar and Computershare Inc. is the dividend disbursing agent and redemption agent, for the Depositary Shares representing an interest in the Preference Shares.
Book-Entry; Delivery and Form
The Depositary Shares will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company (“DTC”) or its nominee. This means that we will not issue certificates to holders of the Depositary Shares except in limited circumstances. The global securities will be issued to DTC, the depository for the Depositary Shares, who will keep a computerized record of its participants (for example, a holder’s broker) whose clients have purchased the Depositary Shares. Each participant will then keep a record of its clients. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of the global securities will be made only through, records maintained by DTC and its participants.
We will wire dividend payments to DTC’s nominee and we will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global securities to any holder or any other beneficial owners in the global securities.
Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact beneficial holders.
It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with Preference Shares on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the Preference Shares held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.
Depositary Shares represented by global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

·	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

·	we determine not to require all of the Depositary Shares to be represented by global securities.
 If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the Depositary Shares at its corporate office.

Exhibit 4.6

Description of The Preference Shares
The following description of our Preference Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the pertinent sections of our Bye-laws and the Certificates of Designations creating the respective series of Preference Shares, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, and to applicable Bermuda law. We encourage you to read our Bye-laws, the Certificates of Designations and applicable Bermuda law.
General
The Certificates of Designations set forth the specific rights, preferences, limitations and other terms of the Preference Shares. Each series of Preference Shares constitutes a series of our authorized preference shares. There is no issued class or series of share capital that ranks senior to the Preference Shares, and each series of Preference Shares ranks equally with the other with respect to the payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of the Company. See “-Ranking” below.
We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Preference Shares are fully paid and nonassessable. Holders of the Preference Shares do not have preemptive or subscription rights to acquire more of our capital shares.
The Preference Shares are not convertible into, or exchangeable for, shares of any other class or series of shares or other securities of ours, except under the circumstances set forth under “-Substitution or Variation” below. The Preference Shares have no stated maturity and will not be subject to any sinking fund, retirement fund or purchase fund or other obligation of the Company to redeem, repurchase or retire the Preference Shares.
The depositary is the sole holder of Preference Shares. The holders of Depositary Shares are required to exercise their proportional rights in the Preference Shares through the depositary, as described in “Description of the Depositary Shares.”
Ranking
Each series of Preference Shares:

·	will rank senior to our junior shares (as defined below);

·	will rank junior to our senior shares (as defined below) and any existing and future indebtedness of the Company and any of our subsidiaries;

·	will rank equally with our parity shares (as defined below), including the other series of Preference Shares;

·	will not represent an interest in any of our subsidiaries; and

·
will be structurally subordinated in right of payment to all obligations of our subsidiaries. Under Bermuda law, in a winding-up of any of our subsidiaries, the Preference Shares will be subordinated to all existing and future policyholders’ obligations of our subsidiaries.

As used herein, “junior shares” means shares of any class or series that ranks junior to the Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of February 18, 2020, our junior shares outstanding consisted solely of our Common Shares.
As used herein, “senior shares” means shares of any class or series that ranks senior to the Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of February 18, 2020, we had no senior shares outstanding.
As used herein, “parity shares” means shares of any class or series that ranks equally with the Preference Shares as to the payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of February 18, 2020, the two series of Preference Shares were our only parity shares outstanding.
Unless our shareholders otherwise provide, our board of directors may from time to time create and issue additional preference shares of other classes and series and fix their relative rights, preferences and limitations. Any such preference shares could be senior shares or parity shares.
Dividends
Dividends on the Preference Shares are non-cumulative. Consequently, if our board of directors or a duly authorized committee of our board of directors does not authorize and declare a dividend for any dividend period, holders of the Preference Shares will not be entitled to receive a dividend for such period, and such undeclared dividend will not accumulate and will not be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for such period if our board of directors or a duly authorized committee of our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Preference Shares.
Holders of Preference Shares will be entitled to receive non-cumulative cash dividends, only when, as and if declared by our board of directors or a duly authorized committee of our board of directors, out of funds legally available for the payment of dividends, from and

Exhibit 4.6

including the original issue date, quarterly in arrears on the 30th day of March, June, September and December of each year. To the extent declared, to but excluding June 30, 2029, which we refer to as the “fixed rate period,” dividends on our Series A Preference Shares will be payable in an amount per share equal to 6.35% of the liquidation preference per annum (equivalent to $1,587.50 per share and $1.5875 per Series A Depositary Share per annum). Commencing on June 30, 2029, which is the commencement date of the “floating rate period,” dividends on our Series A Preference Shares will be payable on a non-cumulative basis, when, as and if declared by our board of directors or a duly authorized committee of the board of directors out of funds legally available for the payment of dividends in an amount per share equal to a floating annual rate, reset quarterly, of three-month LIBOR plus 4.253% of the liquidation preference per annum. To the extent declared, dividends on our Series B Preference Shares will be payable in an amount per share equal to 5.625% of the liquidation preference per annum (equivalent to $1,406.25 per share and $1.40625 per Series B Depositary Share per annum).
Dividends, if so declared, will be payable to holders of record of the Preference Shares as they appear on our books on our register of members at 5:00 p.m. (New York City time) on the record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board of directors) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day and a Bermuda business day. As used herein, “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close. As used herein, “Bermuda business day” means any day other than a day on which commercial banks in Bermuda are authorized or obligated by law, executive order or regulation to close.
A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date. During the fixed rate period with respect to Series A Preference Shares and at all times with respect to the Series B Preference Shares, if any dividend payment date falls on a day that is not a business day and a Bermuda business day, the payment of dividends will be made on the first business day that is also a Bermuda business day following such dividend payment date, without accrual to the actual payment date.
With respect to Series A Preference Shares, during the floating rate period, if any dividend payment date other than a redemption date falls on a day that is not a business day and a Bermuda business day, the dividend payment date will be postponed to the next day that is a business day and is a Bermuda business day and, as a result, the corresponding dividend period shall be extended. If a redemption date falls on a day that is not a business day and a Bermuda business day, the payment of dividends and redemption price will be made on the first business day that is also a Bermuda business day following such redemption date, without accrual to the actual payment date.
During the fixed rate period, with respect to Series A Preference Shares, and at all times, with respect to Series B Preference Shares, dividends payable will be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full dividend period, and on the basis of the actual number of days elapsed during the period with respect to a dividend period other than a full dividend period.
With respect to the Series A Preference Shares, during the floating rate period, dividends payable will be computed by multiplying the dividend rate for that dividend period by a fraction, the numerator of which will be the actual number of days elapsed during that dividend period (including the first day of the dividend period and excluding the last day, which is the dividend payment date), and the denominator of which will be 360, and by multiplying the result by the liquidation preference of the Series A Preference Shares.
So long as any Preference Shares of a particular series remain outstanding, unless the full dividend for the last completed dividend period on all outstanding Preference Shares of such series and all outstanding parity shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

·
no dividend shall be paid or declared on our Common Shares or any other junior securities or any parity shares (except, in the case of the parity shares, on a pro rata basis with each other series of outstanding Preference Shares as described below), other than a dividend payable solely in our Common Shares, other junior securities or (solely in the case of parity shares) other parity shares, as applicable; and

·
no Common Shares, other junior securities or parity shares shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior shares for or into other junior securities, or a reclassification of parity shares for or into other parity shares, or the exchange or conversion of one junior share for or into another junior security or the exchange or conversion of one parity share for or into another parity share, (ii) through the use of the proceeds of a substantially contemporaneous sale of junior shares or (solely in the case of parity shares) other parity shares, as applicable, or (iii) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid (or declared and a sum sufficient for the payment thereof has been set aside) in full on any dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Preference Shares, on a dividend payment date falling within the related dividend period for the Preference Shares) on the Preference Shares and any parity shares, all dividends declared by our board of directors or a duly authorized committee of the board of directors on the Preference Shares and all such parity shares and payable on such dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Preference Shares, on a dividend payment date falling within the related dividend period for the Preference Shares) shall be declared by the board of directors or such committee pro rata in accordance with the respective aggregate liquidation preferences of the Preference Shares and any parity shares so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per Preference Share and all parity shares payable on such dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Preference Shares, on a dividend payment date falling within the related dividend period for the Preference Shares) bear to each other.

Exhibit 4.6

Dividends on the Preference Shares will not be declared, paid or set aside for payment if we fail to comply, or if such act would cause us to fail to comply, with applicable laws, rules and regulations (including any applicable capital adequacy guidelines established by the “capital regulator”).
Because we are a holding company and substantially all of our operations are conducted by our main operating subsidiaries, our ability to meet any ongoing cash requirements and to pay dividends will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries.
Determination of Floating Rate
Beginning on June 30, 2029, dividends on the Series A Preference Shares will be payable on a non-cumulative basis, only when, as and if declared, at a floating annual rate, which is reset quarterly, equal to three-month LIBOR plus 4.253% of the liquidation preference per annum.
The floating rate will be reset quarterly on the first day of each dividend period (each, a “LIBOR reset date”). During the floating rate period, if any LIBOR reset date falls on a day that is not a business day and a Bermuda business day, the LIBOR reset date will be postponed to the next day that is a business day and a Bermuda business day, which will also be the dividend payment date for the preceding dividend period.
“Three-month LIBOR” means, with respect to any LIBOR determination date:

(a)
the rate for three-month deposits in U.S. dollars as that rate appears on the Reuters Page LIBOR01 (as described below) as of 11:00 a.m. (London time) on the LIBOR determination date for that floating rate period, unless fewer than two such offered rates so appear;

(b)
if fewer than two offered rates appear, or no rate appears, as the case may be, on the LIBOR determination date for that floating rate period on the Reuters Page LIBOR01, the rate calculated by the calculation agent based on two offered quotations after requesting the principal London offices of each of four major reference banks (which will not include our affiliates) in the London interbank market, as selected and identified by us, to provide the calculation agent with offered quotations for deposits in U.S. dollars for the period of three months, commencing on the first day of that floating rate period, to prime banks in the London interbank markets at approximately 11:00 a.m. (London time) on that date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time;

(c)
if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m. (New York City time) on the LIBOR determination date for that floating rate period by three major banks (which will not include our affiliates) in New York City selected and identified by us for loans in U.S. dollars to leading European banks having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; or

(d)
if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or to Reuters Page LIBOR01, or any such source as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the applicable dividend period in its sole discretion.

Notwithstanding the foregoing clauses (a)-(d), if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, as a substitute for LIBOR and for each future LIBOR determination date, the alternative reference rate (the “Alternative Rate”) selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, LIBOR determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations or preferred stock obligations such as the Series A Preference Shares. If the calculation agent determines, in consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, (i) the calculation agent shall have the right to resign as calculation agent and (ii) we will appoint, in our sole discretion, a new calculation agent to replace the calculation agent, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us and the holders of the Series A Preference Shares. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, three-month LIBOR determined as of a LIBOR determination date shall be three-month LIBOR in effect on such LIBOR determination date; provided, however, that if this sentence is applicable with respect to the first LIBOR determination date related to the floating rate period, the dividend rate, business day convention and manner of calculating dividends applicable during the fixed rate period will remain in effect during the floating rate period. Note that there can be no assurance that the Alternative Rate and fallbacks described above will be effective at preventing or mitigating disruption as a result of the transition from LIBOR. Please see the section entitled “Risk Factors” located in the Annual Report on Form 10-K of which this Exhibit 4.6 is a part for additional details.
“Calculation agent” means the calculation agent appointed by us prior to June 30, 2029, which may be a person or entity affiliated with us.
“LIBOR determination date” means the second London banking day immediately preceding the applicable LIBOR reset date.
“London banking day” means a day on which commercial banks are open for business, including dealings in deposits in U.S. dollars, in London.

Exhibit 4.6

“Reuters Page LIBOR01” means the display so designated on Reuters 3000 Xtra (or any successor service) (or any other page as may replace such page on such service) or such other service as may be nominated by us as the information vendor for the purpose of displaying the London interbank offer rates of major banks for U.S. dollars deposits.
Certain Restrictions on Payment of Dividends
The Companies Act limits our ability to pay dividends and distributions to shareholders. Under Bermuda law, we may not lawfully declare or pay a dividend if we have reasonable grounds for believing that we are, or would after payment of the dividend be, unable to pay our liabilities as they become due, or that the realizable value of our assets would, after payment of the dividend, be less than the aggregate value of our liabilities.
Because we are a holding company and substantially all of our operations are conducted by our main operating subsidiaries, our ability to meet any ongoing cash requirements and to pay dividends will depend on our ability to obtain cash dividends or other cash payments or obtain loans from these subsidiaries.
Payment of Additional Amounts
We will make all payments on the Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any relevant taxing jurisdiction (as defined under “-Optional Redemption-Change in Tax Law”), unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any relevant taxing jurisdiction). If a withholding or deduction at source is required, we will, subject to certain limitations and exceptions described below, pay to the holders of the Preference Shares such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment, after such withholding or deduction (including any such withholding or deduction from such additional amounts), will be equal to the amounts we would otherwise have been required to pay had no such withholding or deduction been required.
We will not be required to pay any additional amounts for or on account of:

(a)
any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, the Preference Shares or any Preference Shares presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Preference Shares;

(b)
any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any dividends on the Preference Shares;

(c)
any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Preference Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (i) to provide information concerning the nationality, residence or identity of the holder or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(d)
any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any Treasury Regulations or other administrative guidance thereunder); or

(e)	any combination of items (a), (b), (c), and (d).
In addition, we will not pay additional amounts with respect to any payment on the Preference Shares to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Preference Shares if such payment would be required by the laws of the relevant taxing jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Preference Shares.
If there is a substantial probability that we or any entity formed by a consolidation, merger or amalgamation (or similar transaction) involving us or the entity to which we convey, transfer or lease substantially all of our properties and assets (a “successor company”) would become obligated to pay any additional amounts as a result of a change in tax law, we will also have the option to redeem the Preference Shares as described in “-Optional Redemption-Change in Tax Law.”

Exhibit 4.6

Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of the Preference Shares are entitled to receive out of our assets available for distribution to shareholders, after satisfaction of liabilities to creditors and senior securities, if any, but before any distribution of assets is made to holders of our Common Shares or any other junior securities, a liquidating distribution in the amount of $25,000 per Preference Share (equivalent to $25.00 per Depositary Share) plus declared and unpaid dividends, if any, to the date fixed for distribution.
After payment of the full amount of the distributions to which they are entitled, holders of the Preference Shares will have no right or claim to any of our remaining assets. In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of Preference Shares and to the holders of any parity shares, the holders of Preference Shares and all holders of any parity shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders, but only to the extent we have assets available after satisfaction of all liabilities to creditors and holders of senior securities. In any such distribution, the “liquidation preference” of any holder of preference shares means the amount payable to such holder in such distribution (assuming no limitation on assets available for distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of shares on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of the Preference Shares and any holders of parity shares, the holders of our junior securities shall be entitled to receive all of our remaining assets according to their respective rights and preferences.
For purposes of this section, a consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction, reorganization or other similar transaction involving the Company or the sale or transfer of all or substantially all of our shares, property or business will not be deemed to constitute a liquidation, dissolution or winding-up.
Mandatory Redemption
The Preference Shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. Holders of the Preference Shares will have no right to require the redemption or repurchase of the Preference Shares.
Optional Redemption
On or After the Applicable Redemption Commencement Date (as Defined Below)
Except as described below under this “Optional Redemption” section, the Series A Preference Shares are not redeemable prior to June 30, 2029 and the Series B Preference Shares are not redeemable prior to September 30, 2024 (each date, as the context requires, the “Applicable Redemption Commencement Date”). On and after the Applicable Redemption Commencement Date, the respective series of Preference Shares will be redeemable at our option, for cash, in whole or from time to time in part, upon not less than 30 days’ (in the case of Series A Preference Shares) and 15 days’ (in the case of Series B Preference Shares) nor more than 60 days’ prior written notice, at a redemption price equal to $25,000 per Preference Share (equivalent to $25.00 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without interest on such unpaid dividends.
Voting Event
Each series of Preference Shares is redeemable at our option in whole, but not in part, at any time prior to the Applicable Redemption Commencement Date upon the time of notice to the common shareholders of a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law, an affirmative vote of the holders of the Preference Shares at the time outstanding, whether voting as a separate series or together with any other series of Preference Shares as a single class, at a redemption price of $26,000 per Preference Share (equivalent to $26.00 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividend, and without interest.
Capital Disqualification Event
The Preference Shares are redeemable at our option at any time in whole, but not in part, upon not less than 30 days’ (in the case of the Series A Preference Shares) or 15 days’ (in the case of the Series B Preference Shares) nor more than 60 days’ prior written notice, at a redemption price of $25,000 per share (equivalent to $25.00 per Depositary Share) plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without interest on such unpaid dividends, at any time within 90 days following the occurrence of the date on which we have reasonably determined that, as a result of (i) any amendment to, or change in, the laws or regulations of the jurisdiction of our “capital regulator” that is enacted or becomes effective after the initial issuance of the Preference Shares; (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Preference Shares; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Preference Shares, a “capital disqualification event” (as defined below) has occurred.
As used herein, “capital adequacy regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to us from time to time on an individual or group basis pursuant to the laws of any applicable jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).
As used herein, a “capital disqualification event” has occurred if the Preference Shares do not qualify, as “Tier 1 Capital” (or a substantially similar concept) for purposes of the capital adequacy rules or regulatory standards of any “capital regulator” to which we are or will be

Exhibit 4.6

subject; provided that the proposal or adoption of any criterion that is substantially the same as the corresponding criterion in the capital adequacy rules of the Federal Reserve Board applicable to bank holding companies as of the date of the initial issuance of the Preference Shares will not constitute a regulatory capital event.
As used herein, “capital regulator” means any governmental agency, instrumentality or standard-setting organization as may then have group-wide oversight of our regulatory capital.
Change in Tax Law
The Preference Shares are redeemable at our option at any time, in whole, but not in part, upon not less than 30 days’ (in the case of Series A Preference Shares) or 15 days’ (in the case of Series B Preference Shares) nor more than 60 days’ prior written notice, at a redemption price of $25,000 per share (equivalent to $25.00 per Depositary Share) plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without interest on such unpaid dividends, if as a result of a change in tax law (as defined below) there is, in our reasonable determination, a substantial probability that we or any successor company would be required to pay any additional amounts on the next succeeding dividend payment date with respect to the Preference Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor company (a “tax event”).
A “change in tax law” that would trigger the provisions of the preceding paragraph would be (i) a change in or amendment to laws, regulations or rulings of any relevant taxing jurisdiction (as defined below), (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any relevant taxing jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any relevant taxing jurisdiction, whether or not such decision was rendered with respect to us, in each case described in (i)-(iv) above occurring after the date of issuance of the applicable series of Preference Shares; provided that in the case of a relevant taxing jurisdiction other than Bermuda in which a successor company is organized, such change in tax law must occur after the date on which we consolidate, merge or amalgamate (or engage in a similar transaction) with the successor company, or convey, transfer or lease substantially all of our properties and assets to the successor company, as applicable.
As used herein, a “relevant taxing jurisdiction” is (i) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (ii) any jurisdiction from or through which we or our dividend disbursing agent are making payments on the Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (iii) any other jurisdiction in which we or a successor company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.
Prior to any redemption upon a tax event, we will be required to deliver to the transfer agent for the Preference Shares a certificate signed by one of our officers confirming that a tax event has occurred and is continuing (as reasonably determined by us).
Rating Agency Event
The Preference Shares are redeemable at our option at any time, in whole, but not in part, upon not less than 30 days’ (in the case of Series A Preference Shares) or 15 days’ (in the case of Series B Preference Shares) nor more than 60 days’ prior written notice, at a redemption price of $25,500 per share (equivalent to $25.50 per Depositary Share) plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without interest on such unpaid dividends, within 90 days after the occurrence of a rating agency event (as defined below).
As used herein, a “rating agency event” has occurred if any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Preference Shares, which amendment, clarification or change results in:

·
the shortening of the length of time the Preference Shares are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Preference Shares; or

·
the lowering of the equity credit (including up to a lesser amount) assigned to the Preference Shares by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Preference Shares.

Procedures for Redemption
The redemption price for any Preference Shares shall be payable on the redemption date to the holders of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to us or our agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such dividend record date relating to the dividend payment date provided in “-Dividends” above.
Prior to delivering any notice of redemption as provided below, we will file with our corporate records a certificate signed by one of our officers affirming our compliance with the redemption provisions under the Companies Act relating to the Preference Shares, and stating that there are reasonable grounds for believing that we are and after the redemption will be, able to pay our liabilities as they become due and that the redemption will not cause us to breach any provision of applicable Bermuda law or regulation.
If any Preference Shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Preference Shares to be redeemed, mailed not less than 30 days (in the case of the Series A Preference Shares) or 15 days (in the case of Series B Preference Shares) nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Preference Shares are

Exhibit 4.6

held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

·	the redemption date;

·
the number of Preference Shares to be redeemed and, if less than all of the applicable series of Preference Shares are to be redeemed, the number of such Preference Shares to be redeemed from such holder;

·	the redemption price; and

·	that the shares should be delivered via book-entry transfer or the place or places where holders may surrender certificates evidencing the Preference Shares for payment of the redemption price.
If notice of redemption of any Preference Shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any Preference Shares so called for redemption, then, from and after the redemption date, no further dividends will be declared on such Preference Shares, such Preference Shares shall no longer be deemed outstanding and all rights of the holders of such Preference Shares will terminate, except the right to receive the redemption price, without interest.
 In case of any redemption of only part of a particular series Preference Shares at the time outstanding, the Preference Shares to be redeemed shall be selected either pro rata or by lot.
In addition, if the Preference Shares are treated as “Tier 1 capital” (or a substantially similar concept) under the capital guidelines of a “capital regulator,” any redemption of the Preference Shares may be subject to our receipt of any required prior approval from the “capital regulator” and to the satisfaction of any conditions to our redemption of the Preference Shares set forth in those capital guidelines or any other applicable regulations of the “capital regulator.”
Substitution or Variation
At any time following a tax event or at any time following a capital disqualification event, we may, without the consent of any holders of the applicable series of Preference Shares, vary the terms of such series of Preference Shares such that they remain securities, or exchange such Preference Shares with new securities, which (i) in the case of a tax event, would eliminate the substantial probability that we or any successor company would be required to pay any additional amounts with respect to the applicable series of Preference Shares as a result of a change in tax law or (ii) in the case of a capital disqualification event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, qualify as “Tier 1 capital” (or a substantially similar concept) under the capital guidelines of our “capital regulator.” In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the applicable series of Preference Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by us) or currency of, the applicable series of Preference Shares, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the applicable series of Preference Shares, or change the foregoing list of items that may not be so amended as part of such substitution or variation. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under the Certificates of Designations), but unpaid with respect to such holder’s securities.
Prior to any substitution or variation, we will be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners (including holders and beneficial owners of Depositary Shares) of the applicable series of Preference Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such substitution or variation and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such substitution or variation not occurred.
Any substitution or variation of the Preference Shares described above will be made after notice is given to the holders of the applicable series of Preference Shares not less than 30 days (in the case of the Series A Preference Shares) or 15 days (in the case of Series B Preference Shares) nor more than 60 days prior to the date fixed for substitution or variation, as applicable.
Voting Rights
Except as provided below or as otherwise from time to time required by law, the holders of the Preference Shares will have no voting rights.
Whenever dividends in respect of any series of Preference Shares shall have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “nonpayment event”), the holders of such series of Preference Shares, voting together as a single class with holders of any and all other series of voting preference shares (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of the board of directors of the Company (the “preference shares directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirements of the SEC or the NYSE (or any other exchange on which our securities may be listed or quoted) that listed or quoted companies must have a majority of independent directors. In such case, we will use our best efforts to increase the number of directors constituting the board of directors to the extent necessary to effectuate such right and, if necessary, to amend our Bye-laws. Each preference share director will be added to an already existing class of directors.

Exhibit 4.6

As used herein, “voting preference shares” means any other class or series of our preference shares ranking equally with the applicable Preference Shares as to dividends and the distribution of assets upon liquidation, dissolution or winding-up of the Company and upon which like voting rights have been conferred and are exercisable, which, as of February 18, 2020 consisted solely of the other class of Preference Shares.
If and when dividends for at least four consecutive dividend periods following a nonpayment event have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of the applicable series of Preference Shares shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment event) and, if such voting rights for all other holders of voting preference shares have terminated, the term of office of each preference shares director so elected shall terminate and the number of directors on the board of directors of the Company shall automatically decrease by two. In determining whether dividends have been paid for four consecutive dividend periods following a nonpayment event, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend payment date for that period has passed.
Any preference shares director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined under our Bye-laws, of the applicable series of Preference Shares and any other shares of voting preference shares then outstanding (voting together as a single class) when they have the voting rights described above. So long as a nonpayment event shall continue, any vacancy in the office of a preference shares director (other than prior to the initial election after a nonpayment event) may be filled by the written consent of the preference shares director remaining in office, or if none remain in office, by a vote of the holders of record of a majority of the outstanding applicable series of Preference Shares and any other shares of voting preference shares then outstanding (voting together as a single class) when they have the voting rights described above. Any vote of holders of voting preference shares to remove, or to fill a vacancy in the office of, a preference shares director may be taken only at a special general meeting of such holders, called as provided above for an initial election of preference shares director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders of the Company, in which event such election shall be held at such next annual or special general meeting of shareholders). The preference shares directors shall each be entitled to one vote per director on any matter. Each preference shares director elected at any special general meeting of shareholders or by written consent of the other preference shares director shall hold office until the next annual general meeting of the shareholders of the Company if such office shall not have previously terminated as above provided. Holders of the Depositary Shares must act through the depositary to exercise any voting rights in respect of the Preference Shares.
The Companies Act provides the right to vote in respect of an amalgamation or merger for all shares of a Bermuda incorporated company whether or not such shares otherwise carry the right to vote. As a result, the Preference Shares, along with our Common Shares and any other class or series of share capital, would have the right to vote together on an amalgamation or merger if a vote in connection with such a transaction is required under the Companies Act.
All or any of the special rights of the applicable series of Preference Shares may be altered or abrogated with the consent in writing of the holders of not less than three-quarters of the issued Preference Shares of that series or with the sanction of a special resolution approved by at least a majority of the votes cast by the holders of such series of Preference Shares at a separate general meeting in accordance with Section 47(7) of the Companies Act. The necessary quorum requirements for the separate general meeting are two or more persons holding or representing by proxy more than fifty percent (50%) of the aggregate voting power of the applicable series of Preference Shares. Our Bye-laws provide that rights conferred upon the holders of the capital shares of any class (including the Preference Shares) issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. The Companies Act provides that in certain circumstances, non-voting shares have the right to vote (for example without limitation, converting a limited liability company to unlimited liability company, discontinuance of a company from Bermuda, or a merger or amalgamation pursuant to the Companies Act or conversion of preference shares into redeemable preference shares).
On any item on which the holders of the applicable series of Preference Shares are entitled to vote, such holders will be entitled to one vote for each Preference Share of that series held, subject to the voting cutbacks described in our bye-laws.
Without the consent of the holders of the applicable series of Preference Shares, so long as such action does not materially and adversely affect the special rights, preferences, privileges and voting powers of such Preference Shares, taken as a whole, our board of directors may, by resolution, amend, alter, supplement or repeal any terms of a particular series of Preference Shares:

·
to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations for the applicable series of Preference Shares that may be defective or inconsistent; or

·
to make any provision with respect to matters or questions arising with respect to the applicable series of Preference Shares that is not inconsistent with the provisions of the Certificate of Designations;

provided that any such amendment, alteration, supplement or repeal of any terms of such Preference Shares effected in order to conform the terms thereof to the description of the terms of such Preference Shares set forth under “Description of Series A Preference Shares” or “Description of Series B Preference Shares” in the applicable prospectus supplement distributed in connection with the offering of the respective Preference Shares shall be deemed not to materially and adversely affect the special rights, preferences, privileges and voting powers of the respective Preference Shares, taken as a whole.
The foregoing voting provisions will not apply with respect to a particular series of Preference Shares if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preference Shares of such series shall have

Exhibit 4.6

been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of such series of Preference Shares to effect such redemption.
Conversion
The Preference Shares are not convertible into or exchangeable for any other securities or property of the Company, except under the circumstances set forth under “-Substitution or Variation” above.
Listing of the Preference Shares
We do not intend to list the Preference Shares on any exchange or expect that there will be any separate public trading market for the Preference Shares except as represented by the Depositary Shares, which Depositary Shares are listed on the NYSE under the symbols “ATHPrA” (with respect to the Series A Depositary Shares) and “ATHPrB” (with respect to the Series B Depositary Shares).